PO BOX 3761

LAFAYETTE, LA 70502

Office: 337-896-6664    Fax: 337-896-6655

December 12, 2008

Mr. James Giugliano

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-7010

Re:	OMNI Energy Services Corp.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed on March 17, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 8, 2008
Form 8-K Filed July 10, 2008
Response Letter Dated October 31, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 7, 2008
File No. 000-23383

Dear Mr. Giugliano:

This letter responds to the comments OMNI Energy Services Corp. (the “Company”) received from the U.S. Securities and Exchange Commission by letter dated December 5, 2008 regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007, filed on March 17, 2008, the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2008 filed on August 8, 2008, the Company’s Form 8-K filed on July 10, 2008, the Company’s Response Letter dated October 31, 2008 and the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2008 filed on November 7, 2008 (File No. 000-23383).

We hope this letter is responsive to your comments and requests for information. The Company’s goal is to resolve these outstanding comments in a manner that is acceptable to the SEC staff. We have reviewed and discussed this letter with our independent auditors and our Audit Committee, and they concur with our conclusions in this letter.

Our responses utilize the same captions contained in the SEC’s December 5, 2008 letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission’s corresponding comment.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements and Supplementary Data

Note 5 – Intangible Assets, page 65

In your response to our prior comment number five you stated you intend to provide information about the carrying amounts and changes in goodwill for each reportable segment, and any unallocated goodwill, if any. Please provide us with a sample of the disclosure that would have been included in your financial statement as of December 31, 2007.

Company Response

The Company acknowledges the Staff’s comment and the Company will, in future filings, expand our disclosures consistent with the guidance in paragraph 45 of FAS 142 to provide information about the carrying amounts and changes in goodwill for each reportable segment, and any unallocated goodwill, if any, and the reason for not allocating that amount.

Included below is an example of the type of disclosure we would have included in our 2007 Form 10-K. We plan to include this type of disclosure in future filings.

The following table presents a summarization of the activity in our goodwill accounts for the years ended December 31, 2007 and 2006:

	SEISMIC DRILLING	TRANSPORTATION SERVICES	ENVIRONMENTAL SERVICES	EQUIPMENT LEASING		OTHER SERVICES	TOTAL
December 31, 2005	$2,006	$—	$884	$34		$—	$2,924
Goodwill acquired during the period	—	—	1,367	10,230		—	11,597

December 31, 2006	2,006	—	2,251	10,264		—	14,521
Goodwill acquired during the period	—	400	22	198		187	807
Purchase price adjustment during the period	—	—	—	(290	)(1)	—	(290)

December 31, 2007	$2,006	$400	$2,273	$10,172		$187	$15,038

(1)	This adjustment relates to the finalization of the purchase price adjustment related to the Preheat Acquisition.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Item 2 – Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Recent Developments, page 21

2.	We note your response to our prior comment number 14 in which you have provided a sample of your proposed expanded disclosure. We are unable to determine from your proposed disclosure whether you have concluded that the likelihood of a loss is reasonably possible or probable. Please expand your disclosure to include your conclusion as to the likelihood that a future event or events will confirm a loss or impairment of an asset or the incurrence of a liability using the framework and terms established in paragraph 3 of FAS 5. We also note you are unable assess the ultimate financial impact of the litigation. Please confirm to us that you are also unable to estimate a range of possible loss pursuant to paragraph 10 of FAS 5.

Company Response

The Company acknowledges the Staff’s comment and confirms that we are unable to estimate a range of possible loss pursuant to paragraph 10 of FAS 5. We respectfully provide the following revised sample disclosure for consideration:

On May 1, 2008, the former owners of Preheat, Inc., which we acquired in February 2006, filed a lawsuit in federal court in the United States District Court for the Western District of Louisiana in Lafayette, Louisiana, against us, our directors, our current Chief Executive Officer, our current Senior Vice President/Chief Financial Officer, one of our investment advisors, and a principal of the investment advisor. The lawsuit seeks, among other things, (i) a declaratory judgment that the Preheat purchase agreement executed in December 2005 is null because of alleged securities fraud and bad faith breach of the purchase agreement and that one of the former owner’s ERISA rights be clarified, (ii) injunctive relief to halt alleged securities disclosure violations by us and to remove three board members, and (iii) damages resulting from the nullification of the Preheat purchase agreement. At this point, the Company is unable to assess the ultimate impact of this litigation on our financial position, results of operations or cash flows nor are we able to estimate a range of possible loss. We believe the claims against us are without merit and will vigorously contest this legal action. We further believe that the chance of an unfavorable outcome is remote and, accordingly, we have not accrued nor disclosed any amounts of potential impact related to this litigation.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Controls and Procedures, page 29

3.	Please expand your disclosure to include the requirements of Item 308(c) of Regulation S-K, and tell us why these disclosures were previously omitted. Please provide us with a sample of your expanded disclosure.

Company Response

We note the Staff’s comment and acknowledge that the disclosure requirements of Item 308(c) of Regulation S-K were omitted in error. We will include the following additional disclosure in future filings (as appropriate):

During our most recent fiscal quarter, there have not been any changes in our internal controls over financial reporting (as defined in Rules 13a-13(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Additionally, we acknowledge that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing. Likewise, we acknowledge we may not assert the comments by the SEC staff as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that our goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Should you have any questions or further comments please contact me at the number above.

Thank you,

/s/ Ronald D. Mogel

Senior Vice President and Chief Financial Officer

4